
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
MMR INFORMATION SYSTEMS, INC.


MMR Information Systems, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), hereby certifies that:

FIRST: The name of the Corporation is MMR Information Systems, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is January 21, 2000.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:


"**I.**

The name of this corporation is MMRGlobal, Inc."


FOURTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its Chairman, Chief Executive Officer and President this 15th day of June, 2010.


MMR INFORMATION SYSTEMS, INC.

By: /s/ Robert H. Lorsch
         Robert H. Lorsch
         Chairman, President and Chief
         Executive Officer
